Free Writing Prospectus

Filed Pursuant to Rule 433

Related to the Preliminary Prospectus dated September 28, 2016 included in Amendment No. 3 to the Registration Statement on Form S-1

(File No. 333-213469)

September 28, 2016

FULGENT GENETICS, INC.

Common Stock

Free Writing Prospectus

On September 28, 2016, Fulgent Genetics, Inc. filed Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-213469) (the “Registration Statement”), including the preliminary prospectus included therein (the “Preliminary Prospectus”), in connection with the initial public offering of shares of its common stock. The Preliminary Prospectus was filed to amend certain information that was provided in the most recently filed preliminary prospectus dated September 26, 2016 related to the offering (the “Prior Preliminary Prospectus”). This free writing prospectus summarizes the amendments to the Prior Preliminary Prospectus that appear in the Preliminary Prospectus, which primarily reflect changes in the number of shares being offered, the assumed initial public offering price and the indication of interest from Ming Hsieh, the founder and Chief Executive Officer of Fulgent Genetics, Inc. Amendment No. 3 to the Registration Statement, including the Preliminary Prospectus included therein, may be accessed through the following link to the web site of the Securities and Exchange Commission (the  “SEC”): http://www.sec.gov/Archives/edgar/data/1674930/000119312516722942/d360404ds1a.htm.

Immediately prior to closing its initial public offering, Fulgent Genetics, Inc. will complete a reorganization (the “Reorganization”) in which Fulgent Therapeutics LLC will become a wholly owned subsidiary of Fulgent Genetics, Inc., as is described in more detail in the Registration Statement. For purposes of this free writing prospectus: “Fulgent LLC” refers to Fulgent Therapeutics LLC; “Fulgent Inc.” refers to Fulgent Genetics, Inc.; and “Fulgent,” the “company,” “we,” “us” and “our” refer, for periods prior to completion of the Reorganization, to Fulgent LLC and, for periods after completion of the Reorganization, to Fulgent Inc. and its consolidated subsidiary after giving effect to the Reorganization.

Common stock offered by us	4,200,000 shares.

Underwriters’ option to purchase additional shares	630,000 shares.

Common stock to be outstanding immediately after this offering	17,046,256 shares (or 17,676,256 shares if the underwriters exercise in full their option to purchase additional shares).

Assumed initial public offering price	$10.00 per share, the midpoint of the range of $9.00 to $11.00 per share set forth on the cover page of the Preliminary Prospectus.

Indication of interest	Ming Hsieh, our founder and Chief Executive Officer, has indicated an interest in purchasing up to 1,050,000 of the shares of our common stock to be sold in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to Mr. Hsieh in this offering, or Mr. Hsieh could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by Mr. Hsieh as they will receive on any other shares sold to the public in this offering.

Summary consolidated financial and other data	The disclosure set forth in the Preliminary Prospectus under “Summary Consolidated Financial and Other Data” has been updated in its entirety to read as set forth below.

Use of proceeds	The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth below.

Capitalization	The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth below.

Dilution	The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth below.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The tables below summarize the consolidated financial and other data of Fulgent LLC for the periods presented. Following the Reorganization, Fulgent LLC will be considered our predecessor for accounting purposes and its financial statements will be our historical financial statements. The summary consolidated statements of operations data of Fulgent LLC for the years ended December 31, 2014 and 2015 are derived from Fulgent LLC’s audited consolidated financial statements included in this prospectus. The summary consolidated statements of operations data of Fulgent LLC for the six months ended June 30, 2015 and 2016 and the summary consolidated balance sheet data as of June 30, 2016 are derived from Fulgent LLC’s unaudited condensed consolidated financial statements included in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited financial statements and we have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in these financial statements.

The following summary consolidated financial and other data should be read together with “Pharma Split-Off and Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in this prospectus. Historical results are not necessarily indicative of the results that may be expected in any future period, and interim results are not necessarily indicative of the results that may be expected in the full year or any other period. The summary consolidated financial and other data in this section are not intended to replace the financial statements from which they are derived and are qualified in their entirety by the financial statements and related notes included in this prospectus.

Historical financial information of Fulgent Inc. is included elsewhere in this prospectus, but summary historical financial and other data of Fulgent Inc. have not been presented below, as Fulgent Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands, except per unit and per share data)
Consolidated Statements of Operations Data:
Revenue	$1,278	$9,576	$3,769	$7,411
Cost of revenue(1)	936	5,069	1,425	2,715

Gross profit	342	4,507	2,344	4,696
Operating expenses:
Research and development(1)	521	4,431	470	1,217
Selling and marketing(1)	581	2,670	477	778
General and administrative(1)	230	2,418	246	2,346

Total operating expenses	1,332	9,519	1,193	4,341

Operating income (loss)	(990)	(5,012)	1,151	355

Interest and other income (expense)	—	27	20	(5,449)
Income (loss) before income taxes	(990)	(4,985)	1,171	(5,094)
Provision for income taxes	—	—	—	—

Income (loss) from continuing operations	(990)	(4,985)	1,171	(5,094)

Income (loss) from discontinued operations(2)	(3,293)	(3,329)	(1,299)	41

Net loss	(4,283)	(8,314)	(128)	(5,053)

Basic and diluted loss per common unit:(3)
Continuing operations—Class D common units—profits interests		$(0.21)		$(0.27)

Continuing operations:(3)
Weighted-average Class D common units—profits interests—outstanding—basic and diluted		34,000		32,511

Pro forma loss attributable to common stockholders (unaudited):(4)		(7,239)		(8,821)
Pro forma loss per share attributable to common stockholders (unaudited):(4)
Basic and diluted		$(0.59)		$(0.69)
Shares used in computing pro forma loss per share attributable to common stockholders (unaudited):(4)
Basic and diluted		12,301		12,717

(1)	Includes equity-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Cost of revenue	$—	$1,673	$—	$—
Research and development	—	3,241	—	—
Selling and marketing	—	1,569	—	—
General and administrative	—	1,673	—	1,625

Total equity-based compensation expense	$—	$8,156	$—	$1,625

(2)	On April 4, 2016, we completed the Pharma Split-Off. The financial results of the Pharma Business through the separation date of April 4, 2016 are included in Fulgent LLC’s results as discontinued operations for all periods presented. See “—Pharma Split-Off and Reorganization” for additional information.
(3)	See Notes 2 and 10 to Fulgent LLC’s audited consolidated financial statements for the year ended December 31, 2015 and Note 3 to Fulgent LLC’s unaudited condensed consolidated financial statements for the six months ended June 30, 2016, each included in this prospectus, for an explanation of the method used to calculate basic and diluted loss per unit from continuing operations and the weighted-average number of units used in the computation of the per unit amounts.
(4)	See Note 2 to Fulgent LLC’s audited consolidated financial statements for the year ended December 31, 2015 and Note 2 to Fulgent LLC’s unaudited condensed consolidated financial statements for the six months ended June 30, 2016, each included in this prospectus, for an explanation of the method used to calculate basic and diluted pro forma loss per share attributable to common stockholders.

	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Other Operating Data:
Billable tests(1)	966	6,852	2,762	5,209

(1)	Billable tests represent the number of tests delivered in a period for which we bill our customers. We consider the number of billable tests we deliver to be an important indicator of the growth of our business.

	As of June 30, 2016
	Actual (Fulgent LLC)	Pro Forma (Fulgent LLC)(1)	Pro Forma As Adjusted (Fulgent Inc.)(2)	Pro Forma As Further Adjusted (Fulgent Inc.)(3)(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash(5)	$16,060	$11,468	$11,468	$46,493
Total assets	26,778	22,186	22,186	57,211
Total liabilities	5,075	5,075	5,075	5,075
Accumulated deficit	(54,860)	(54,860)	(54,860)	(54,860)
Total members’ equity	21,703	17,111	—	—
Total stockholders’ equity	—	—	17,111	52,136

(1)	The pro forma balance sheet data give effect to the distribution of $4.6 million to Mr. Hsieh as a return of capital contribution on September 20, 2016. See “Certain Relationships and Related Party Transactions—Return of Capital Contribution” for additional information.
(2)	The pro forma as adjusted balance sheet data give effect to the pro forma adjustment described above and the Reorganization.
(3)	The pro forma as further adjusted balance sheet data give effect to the pro forma as adjusted adjustments described above and our issuance and sale in this offering of 4,200,000 shares of common stock at an assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as further adjusted cash, total assets and total stockholders’ equity by approximately $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as further adjusted cash, total assets and total stockholders’ equity by approximately $9.3 million, assuming the initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(5)	Amounts do not reflect tax distributions to the former members of Fulgent LLC we expect to pay after completion of this offering, the aggregate amount of which will be based on assumed income tax liabilities of such former members attributable to Fulgent LLC’s 2016 net taxable income through the date of the Reorganization and which we estimate will be approximately $1.2 million. See “Certain Relationships and Related Party Transactions—Tax Distributions” for additional information.

USE OF PROCEEDS

We estimate the net proceeds from our issuance and sale of 4,200,000 shares of common stock in this offering will be approximately $35.0 million, or $40.9 million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $3.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $9.3 million, assuming the initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to establish a public market for our common stock, facilitate our future access to the public capital markets, increase our visibility in the marketplace and obtain additional capital to support our operations. We currently intend to use the net proceeds we receive from this offering for working capital and general corporate purposes.

Our management will have broad discretion in the application of the net proceeds we receive from this offering and, as of the date of this prospectus, we cannot predict with certainty all of the particular uses for these net proceeds. The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash generated by our operations, competitive and technological developments, demand for our tests, the number of billable tests we deliver and the number of billable tests for we collect full or partial payment, our ability to develop our sales and marketing team, the timing and amount of other investments in our business, including sequencing or other equipment or systems, and unforeseen cash needs.

We also may use a portion of the net proceeds for the acquisition of, investment in or partnership with new and complementary businesses, technologies or assets. Although we presently have no specific agreements, commitments or understandings with respect to any such acquisition, investment or partnership, we evaluate such opportunities and engage in related discussions with other companies from time to time.

Pending their use as described above, we intend to invest the net proceeds from this offering in short term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

CAPITALIZATION

The following table sets forth the cash and capitalization as of June 30, 2016 of:

•	Fulgent LLC, on an actual basis;

•	Fulgent LLC, on a pro forma basis after giving effect to the distribution of $4.6 million to Mr. Hsieh as a return of capital contribution on September 20, 2016;

•	us, on a pro forma as adjusted basis after giving effect to the pro forma adjustment described above and the Reorganization; and

•	us, on a pro forma as further adjusted basis after giving effect to the pro forma as adjusted adjustments described above and our issuance and sale in this offering of 4,200,000 shares of common stock at an assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as further adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in this prospectus.

	As of June 30, 2016
	Actual (Fulgent LLC)	Pro Forma (Fulgent LLC)	Pro Forma As Adjusted (Fulgent Inc.)	Pro Forma As Further Adjusted (Fulgent Inc.)(1)
	(in thousands, except par value data and as noted)
Cash(2)	$16,060	$11,468	$11,468	$46,493

Members’ equity:
Class D-1 convertible preferred units—51,382 units authorized, issued and outstanding, actual and pro forma; no units authorized, issued or outstanding, pro forma as adjusted and pro forma as further adjusted	33,617	29,025	—	—
Class D-2 convertible preferred units—15,395 units authorized, issued and outstanding, actual and pro forma; no units authorized, issued or outstanding, pro forma as adjusted and pro forma as further adjusted	32,452	32,452	—	—
Class D common units—51,250 units authorized and 30,855 issued and outstanding, actual and pro forma; no units authorized, issued or outstanding, pro forma as adjusted and pro forma as further adjusted	10,494	10,494	—	—
Stockholders’ equity:
Preferred stock, $0.0001 par value per share, 1,000 shares authorized, no shares issued or outstanding, actual, pro forma, pro forma as adjusted and pro forma as further adjusted	—	—	—	—
Common stock, $0.0001 par value per share, 200,000 shares authorized, 1 share(3) issued and outstanding, actual and pro forma; 200,000 shares authorized, 12,846 shares issued or outstanding, pro forma as adjusted; 200,000 shares authorized, 17,046 shares issued or outstanding, pro forma as further adjusted	—	—	1	2
Additional paid in capital	—	—	71,970	106,994
Accumulated deficit	(54,860)	(54,860)	(54,860)	(54,860)
Total members’/stockholders’ equity	21,703	17,111	17,111	52,136

Total capitalization	$21,703	$17,111	$17,111	$52,136

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as further adjusted cash, additional paid in capital, total stockholders’ equity and total capitalization by approximately $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as further adjusted cash, additional paid in capital, total stockholders’ equity and total capitalization by approximately $9.3 million, assuming the initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Amounts do not reflect tax distributions to the former members of Fulgent LLC we expect to pay after completion of this offering, the aggregate amount of which will be based on assumed income tax liabilities of such former members attributable to Fulgent LLC’s 2016 net taxable income through the date of the Reorganization and which we estimate will be approximately $1.2 million. See “Certain Relationships and Related Party Transactions—Tax Distributions” for additional information.
(3)	Share amount not in thousands.

The number of shares of our common stock to be outstanding immediately after this offering is based on 12,846,256 shares of our common stock issued and outstanding as of June 30, 2016, after giving effect to the Reorganization, which will occur immediately prior to completion of this offering, and excludes the following:

•	589,138 shares of our common stock issuable upon exercise of options with a weighted-average exercise price of $0.68 per share, which, prior to completion of the Reorganization, were exercisable for 4,478,000 common units of Fulgent LLC with a weighted-average exercise price of $0.09 per unit and were outstanding as of June 30, 2016, and of which options to acquire 30,000 common units of Fulgent LLC, or, after giving effect to the Reorganization, 3,946 shares of our common stock, were forfeited and cancelled after June 30, 2016;

•	5,920 shares of our common stock issuable upon exercise of options with a weighted-average exercise price of $12.31 per share, which, prior to completion of the Reorganization, were exercisable for 45,000 common units of Fulgent LLC with a weighted-average exercise price of $1.62 per unit and were issued after June 30, 2016;

•	65,789 shares of our common stock issuable upon settlement of restricted stock units, which, prior to completion of the Reorganization, were outstanding with respect to 500,000 common units of Fulgent LLC and were issued after June 30, 2016; and

•	1,447,368 shares of our common stock that are reserved for future issuance under the 2016 Plan (which number excludes 656,901 shares of our common stock that are available for issuance solely pursuant to substitute awards for the outstanding options and restricted share units described above), which we adopted on September 16, 2016.

DILUTION

If you purchase our common stock in this offering, your interest will be diluted to the extent of the difference between the amount you pay per share of our common stock in this offering and the pro forma as further adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets) less total liabilities by the number of shares of our common stock outstanding.

Our actual net tangible book value as of June 30, 2016 was approximately $21.7 million, or $0.22 per Class D common unit (assuming conversion at a one-to-one ratio of all Class D-1 and Class D-2 preferred units into Class D common units).

On a pro forma basis, after giving effect to the distribution of $4.6 million to Mr. Hsieh as a return of capital contribution on September 20, 2016, our net tangible book value as of June 30, 2016 would have been approximately $17.1 million, or $0.18 per unit (assuming conversion at a one-to-one ratio of all Class D-1 and Class D-2 preferred units into Class D common units).

On a pro forma as adjusted basis, after giving effect to the pro forma adjustment described above and the Reorganization, our net tangible book value as of June 30, 2016 would have been approximately $17.1 million, or $1.33 per share.

On a pro forma as further adjusted basis, after giving effect to the pro forma as adjusted adjustments described above and our issuance and sale in this offering of 4,200,000 shares of our common stock at an assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2016 would have been approximately $52.1 million, or $3.06 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.73 per share to our existing stockholders and an immediate dilution of $6.94 per share to investors purchasing shares in this offering, as follows:

Assumed initial public offering price per share		$10.00
Pro forma as adjusted net tangible book value per share as of June 30, 2016	$1.33
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	1.73

Pro forma as further adjusted net tangible book value per share after this offering		3.06

Dilution per share to investors in this offering		$6.94

Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as further adjusted net tangible book value per share by approximately $0.23 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of one million shares in the number of shares of common stock offered by us would increase our pro forma as further adjusted net tangible book value per share by approximately $0.35 per share and each decrease of one million shares in the number of shares of common stock offered by us would decrease our pro forma as further adjusted net tangible book value per share by approximately $0.39 per share, in each case assuming the initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares, our pro forma as further adjusted net tangible book value per share as of June 30, 2016, after giving effect to the pro forma as adjusted adjustments and our issuance and sale in this offering of 4,830,000 shares of common stock at an assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would be $3.28 per share, the increase in pro forma as further adjusted net tangible book value per share to our existing stockholders would be $1.95 per share and the dilution to investors purchasing shares in this offering would be $6.72 per share.

The following table summarizes, on the pro forma as further adjusted basis as of June 30, 2016 described above, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, after deducting estimated underwriting discounts and commissions but before deducting estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number		Percent	Amount		Percent
Existing stockholders	12,846,256	(1)	75.4%	$27,165,000	(2)	41.0%	$2.11
New investors	4,200,000		24.6	39,060,000		59.0	$10.00

Total	17,046,256		100%	$66,225,000		100%

(1)	Reflects the shares of our common stock to be issued in exchange for all outstanding units of Fulgent LLC in the Reorganization, which will constitute all outstanding shares of our common stock immediately prior to completion of this offering.
(2)	Reflects the aggregate purchase price paid by Xi Long for all Class D-2 preferred units of Fulgent LLC it purchased in May 2016. No other outstanding units of Fulgent LLC were purchased.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $3.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options are exercised, investors in this offering will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own 72.7% and our new investors would own 27.3% of the total number of shares of our common stock outstanding upon the closing of this offering. Additionally, the above discussion and tables assume that none of our existing stockholders, including Mr. Hsieh, will purchase shares of our common stock in this offering, through the directed share program or otherwise. Mr. Hsieh, our founder and Chief Executive Officer, has indicated an interest in purchasing up to 1,050,000 shares of our common stock to be sold in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to Mr. Hsieh in this offering, or Mr. Hsieh could determine to purchase more, fewer or no shares in this offering.

Additionally, the above discussion and tables do not reflect tax distributions to the former members of Fulgent LLC we expect to pay after completion of this offering, the aggregate amount of which will be based on assumed income tax liabilities of such former members attributable to Fulgent LLC’s 2016 net taxable income through the date of the Reorganization and which we estimate will be approximately $1.2 million. See “Certain Relationships and Related Party Transactions—Tax Distributions” for additional information.

The above discussion and tables are based on 12,846,256 shares of our common stock issued and outstanding as of June 30, 2016, after giving effect to the Reorganization, which will occur immediately prior to completion of this offering, and excludes the following:

•	589,138 shares of our common stock issuable upon exercise of options with a weighted-average exercise price of $0.68 per share, which, prior to completion of the Reorganization, were exercisable for 4,478,000 common units of Fulgent LLC with a weighted-average exercise price of $0.09 per unit and were outstanding as of June 30, 2016, and of which options to acquire 30,000 common units of Fulgent LLC, or, after giving effect to the Reorganization, 3,946 shares of our common stock, were forfeited and cancelled after June 30, 2016;

•	5,920 shares of our common stock issuable upon exercise of options with a weighted-average exercise price of $12.31 per share, which, prior to completion of the Reorganization, were exercisable for 45,000 common units of Fulgent LLC with a weighted-average exercise price of $1.62 per unit and were issued after June 30, 2016;

•	65,789 shares of our common stock issuable upon settlement of restricted stock units, which, prior to completion of the Reorganization, were outstanding with respect to 500,000 common units of Fulgent LLC and were issued after June 30, 2016; and

•	1,447,368 shares of our common stock that are reserved for future issuance under the 2016 Plan (which number excludes 656,901 shares of our common stock that are available for issuance solely pursuant to substitute awards for the outstanding options and restricted share units described above), which we adopted on September 16, 2016.

* * * * *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037 or by email at newyork.prospectus@credit-suisse.com; or by calling Piper Jaffray & Co. at 1-800-747-3924, or by email at prospectus@pjc.com.